Exhibit 99.1

NICE

PROXY STATEMENT

2022 Annual General Meeting of Shareholders

NICE is a global enterprise software leader, providing cloud platforms for AI-driven digital business solutions that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted, and create frictionless and safe digital-first consumer reality, where every interaction is easy, effortless and instantaneous. Our solutions are used by organizations of all sizes and are offered in multiple delivery models, including cloud and on-premises.

In the Customer Engagement market, we enable organizations to transform experiences with solutions aimed at meeting consumers wherever they choose to begin their journey, providing digital-centric self-service capabilities, understanding consumers' journeys, creating smarter hyper-personalized connections and guiding seamless omnichannel interactions. We help organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes.

In the Financial Crime and Compliance market, we protect financial services organizations and their customers’ accounts and transactions, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure compliance in real-time.

NICE is at the forefront of several industry technological disruptions that have greatly accelerated in the last two years: the adoption of cloud platforms by organizations of all sizes and verticals, the shift of consumer and organizational preferences towards digital-centric services and experiences, the growing acceptance and adoption of AI, an increase in consumer self-service usage and the need to manage, optimize and engage a diverse and remote workforce while retaining and attracting top talents. Our suite of integrated portfolio solutions, based on our unique domain expertise, provide organizations engaged in customer experience, financial crime and public safety, with industry-leading agility and innovation that are essential for their success.

Today, more than 25,000 organizations in over 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. These organizations span all major industries, including banking, telecommunications, insurance, retail, and more.

2021 marked a year of another very strong financial performance for NICE.  The Company reported continued profitable growth as non-GAAP total revenue increased 16% in 2021, driven by robust growth in non-GAAP cloud revenue, which increased 30% year-over-year.  The Company ended the year with $544 million in non-GAAP operating income, which represented an increase of 16% compared to 2020, and an increase of 14% in non-GAAP earnings per share to $6.52.  The Company continued to generate a substantial amount of cash from operations, which was $462 million for 2021.

NICE LTD.
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NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
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TO BE HELD ON June 22, 2022

Notice is hereby given that the 2022 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE Ltd. (the “Company” or “NICE”) will be held on Wednesday, June 22, 2022, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. Shareholders in the United States are also invited to attend via video conference at our offices at 221 River St, Hoboken, New Jersey. The following items will be voted upon at the Meeting:

1.	To elect five non-executive directors to the Board of Directors of the Company;

2.	To elect two outside directors to the Board of Directors of the Company;

3.	To re-appoint the Company’s independent auditors and to authorize the Board to set their remuneration; and

4.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2021.

Approval of matters 1 and 3 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon. Approval of matter 2 will require the affirmative vote of a majority of the shares present, in person by proxy or by electronic voting, and voting on the matter; provided that either the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Law”) or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company. Matter 4 will not involve a vote of the shareholders.

Shareholders of record at the close of business on May 25, 2022, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date issued by your broker. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 6 hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company within 7 days of this Notice. For more information about shareholder proposals, please see Article 18 of the Company's Articles of Association. Should changes be made to any proposal after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K and with the ISA.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors (the “Board”) or pursuant to the authorization of the Board, or in the case of shareholders voting ordinary shares of the Company electronically via MAGNA (as described above) at least 6 hours before the Meeting.

By Order of the Board, Tali Mirsky Corporate Vice President, General Counsel and Corporate Secretary

Date: May 18, 2022

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS Table of Contents

NICE LTD.

13 Zarchin Street, Ra’annana, Israel
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PROXY STATEMENT
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2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (or “ADSs”) (collectively, the “Shares”) of NICE Ltd. (“NICE” or the “Company”) at the close of business on May 25, 2022, in connection with the solicitation by the Board of proxies for use at the 2022 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, June 22, 2022, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. Shareholders in the United States are also invited to attend via video conference at our offices at 221 River St, Hoboken, New Jersey.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he or she should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 6 hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented at the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and JP Morgan Chase Bank, N.A., as Depositary, and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the Articles of Association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the Board of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Shares with respect to any matter with respect to which shareholders are required by law to indicate whether or not they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Shares, or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board or pursuant to the authorization of the Board, or in the case of shareholders voting electronically via MAGNA (as described above) at least 6 hours before the Meeting.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2021, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for 2021 on Form 20-F, which was filed with the SEC on April 5, 2022 (the "Annual Report").

In accordance with the Israeli Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to NICE Ltd., 13 Zarchin Street, Ra’annana, Israel, Attn.: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, no later than 10 days prior to the Meeting date. Any position statement received in accordance with the applicable regulations will be filed on a Current Report on Form 6-K with the SEC and the ISA.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on May 25, 2022, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On April 30, 2022, the Company had 74,774,827 issued Shares, out of which 63,531,636 are outstanding and 11,243,191 are treasury shares held by the Company. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons known to us to beneficially own more than 5% of the Company’s outstanding Shares.

Name	Number of Shares	Percent of Shares Beneficially Owned (1)
Capital Research Global Investors	7,498,472(2)	11.8%
Artisan Partners Limited Partnership	5,117,706(3)	8.1%
BlackRock, Inc.	3,703,032(4)	5.8%

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(1)	Based upon 63,531,636 ordinary shares issued and outstanding as of April 30, 2022.

(2)
The information is based upon a Schedule 13G filed with the SEC by Capital Research Global Investors (“CRGI”) on February 11, 2022. CRGI reported that more than 5% of the shares were owned on behalf of EuroPacific Growth Fund.

(3)	The information is based upon a Schedule 13G filed with the SEC by Artisan Partners Limited Partnership on February 4, 2022.
(4)	The information is based upon a Schedule 13G filed with the SEC by BlackRock, Inc. on February 1, 2022.

CORPORATE GOVERNANCE

Introduction

We strongly believe that high standards of corporate governance benefit our shareholders, directors, executive officers and employees and are essential to our long-term business success. For this reason, we devote considerable time and resources to ensure (i) we have an effective corporate governance structure; (ii) we are operating in a way that is honest, ethical and transparent, and (iii) our corporate and compensation policies reflect our values and business goals and are aligned with the interests of our shareholders.

Director Independence

All our Board members are non-executive directors determined to be "independent" pursuant to both NASDAQ listing rules and the Israeli Law, including the stringent requirements of the Israel Law with respect to independence of statutory outside directors. Accordingly, all our committees of the Board are comprised solely of independent directors. The independence of each director is reviewed at least annually. During these reviews, the Board considers, among others, transactions and relationships between each director (and his or her immediate family and affiliates) and our Company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. As part of this review process, each director is required to complete an annual directors’ and officers’ questionnaire, in which they are required are required to disclose any employment, business, familial, compensation and other relationships with us and our management.

Following such review process, the Board has determined that all of the directors that currently serve and that will serve on the Board following the Annual General Meeting meet the independence requirements pursuant to both NASDAQ listing rules and the Israeli Law.

As required pursuant to NASDAQ rules, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present.

Board and Board Committees

Under our Articles of Association, the Board must consist of three to thirteen directors (including at least two statutory "outside directors"). Our Board currently consists of eight persons, three of which are outside directors. All three outside directors meet strict qualification requirements pursuant to the Israeli Law. Mr. David Kostman is currently acting as Chairman of the Board.

The Board has five standing committees: Audit Committee, Internal Audit Committee, Compensation Committee, Nominating Committee and Mergers and Acquisitions Committee, each composed entirely of non-executive directors determined to be “independent”, as stated above. Pursuant to Israeli Law, all of the outside directors of a company must be members of its internal audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the Board must include at least one outside director. The composition of our committees of the Board is in full compliance with such requirement.

Board Committees' Composition

The Nominating Committee and the Board review the size, structure, and composition of the Board and its committees, and the need to refresh Board and committee membership. As result of such review, the Board recently approved several changes in committee compositions that have taken immediate effect.

Ms. Zehava Simon was recently appointed as Chair of the Audit Committee, replacing Mr. Rimon Ben-Shaoul, who remains a valuable member of the Audit Committee and supports such transition. Ms. Simon has served as one of our outside directors and a member of the Audit Committee since July 2015. Ms. Simon brings significant and diverse management experience, including in financial, operational and strategic leadership roles and public company financial reporting.

The Board has also recently appointed Mr. Joseph Cowan as a new member of the Audit Committee. Mr. Cowan has served as one of our Board members, as well as a member of the Compensation Committee and Mergers and Acquisitions Committee since August 2013. Mr. Cowan has held significant and diverse executive leadership positions and has served on the boards of various publicly traded companies, as further detailed in Item 1 of this Proxy Statement. Mr. Cowan discontinued his service as a member of the Compensation Committee in order to focus on his role as a member of the Audit Committee. Mr. Cowan will replace Mr. David Kostman, the Chairman of the Board, who has decided to discontinue serving as a member of the Audit Committee.

The Board has also recently appointed Mr. Yehoshua Ehrlich as a new member of the Compensation Committee. Mr. Ehrlich has served as one of our Board members since September 2012. Mr. Ehrlich has held executive roles, brings vast experience in the enterprise software and technology sector and is an active social investor, as further detailed in Item 1 of this Proxy Statement.

The following table provides membership information for each Board committee as of the date of this Proxy Statement:
Name	Audit Committee	Internal Audit Committee	Compensation Committee	Nominating Committee	Mergers & Acquisitions Committee
David Kostman				Member	Chair
Rimon Ben-Shaoul	Member				Member
Dan Falk	Member*	Member	Chair	Member	Member
Yocheved (Yochi) Dvir	Member*	Chair	Member
Yehoshua (Shuki) Ehrlich			Member		Member
Leo Apotheker			Member		Member
Joseph (Joe) Cowan	Member				Member
Zehava Simon	Chair	Member	Member

* Accounting & Financial Expert

Members will serve on these standing committees until their resignation or until otherwise determined by the Board.

Board Practices

Pursuant to the Israeli Law, at least one member of the Board must be an “accounting and financial expert” and all outside directors must be “professionally qualified.” Under NASDAQ rules, each member of our Audit Committee must be financially literate and at least one of the members must have experience or background that results in such member’s financial sophistication. Our Board of Directors has determined that each of Dan Falk and Yocheved Dvir is an “accounting and financial expert” for purposes of the Israeli Law and is financially sophisticated for purposes of applicable NASDAQ rules. In addition, each of the Audit Committee members is financially literate and all outside directors are professionally qualified.

All directors, other than the outside directors, are elected at each annual shareholders' meeting to serve until the next annual meeting. The outside directors are elected each time for a three-year period as required pursuant to the Israeli Law.

Our corporate governance practices are overseen by the Board and the Board committees. All of our Board committees are headed by an independent director, that is also an outside director (meeting stricter independence requirements), as required pursuant to the Israeli Law.

Our Board and its committees meet regularly throughout the year on a set schedule and hold special meetings as needed. In 2021, all members of the Board participated in at least 92% of the Board and Board committee meetings held during the year, with an average participation rate of 97%.

Our directors are generally entitled to review and retain copies of our documentation and to receive assistance and consultation from outside experts, as required to perform their duties as directors.

Board Oversight

•	The Board reviews relevant aspects of risk management of our operations and business strategy and Board committees review risk in their areas of expertise.

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Our Audit Committee operates under a formal charter and oversees our accounting and financial reporting processes and the audit of our financial statements and assists our Board of Directors in monitoring our financial systems and legal and regulatory compliance. The Audit Committee assists the Board with the oversight of our financial reporting, independent auditors and internal controls.

•
The Audit Committee also reviews our financial risk management policies, including our investment guidelines, financings and foreign exchange and currency hedging, as well as other financial transactions.

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The Internal Audit Committee oversees our internal audit function, as well as policies and practices for legal, regulatory and internal compliance (other than regarding financial reporting) and reviews policies and practices that may impact our reputation and risk management.

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The Internal Audit Committee oversees the implementation and enforcement of our company-wide compliance program, that includes our Code of Ethics and Business Conduct, Anti-bribery and Corruption Policy, Insider Trading Policy and Whistleblower Procedures. The full text of our Code of Ethics and Business Conduct is available on our website at http://www.nice.com under the “Corporate Responsibility” web page.

•	The Compensation Committee oversees compensation, retention, succession and other human resources-related issues and risks.

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The Nominating Committee recommends candidates for election to our Board pursuant to a written charter and observes set procedures in identifying and evaluating candidates for election to the Board, including consideration of appropriate diversity on the Board of professional background, experience, expertise, perspective and gender.

•	A more detailed description of the responsibilities of each standing committee are described in the Annual Report.

Corporate Governance Practices and Compensation

We maintain a high level of corporate governance practices. In relation to executives' and directors' compensation, we maintain governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders. Accordingly, our Compensation Committee is (and must be) comprised of at least three members of our Board, all of whom are (and must be) independent, including all the statutory outside directors. We adopted a Compensation Policy that sets the framework and requirements relating to directors' and executives' compensation, and we review this policy at least once a year, including review of peer group comparable data. We also require our shareholders to approve such policy at least once every three years (last approved at the 2021 Annual General Meeting of shareholders). Among these framework and requirements, the Compensation Policy provides for specific considerations that are reviewed in connection with our executives' compensation, such as performance, and also states other requirements and limits, such as annual cap compensation and restrictions on short sales by executives and members of the Board.

Environmental, Social and Governance (ESG) Report

We are guided by a deep commitment to social contribution, environmental sustainability and corporate citizenship that is ingrained in our core values. For further information on our ESG strategy and performance, you may access our full ESG Report, which is located on our Corporate Responsibility webpage at www.nice.com/company/corporate-responsibility. The contents of our ESG Report and related supplemental information (including information on our website) are not incorporated by reference into this Proxy Statement or in any other report or document we file with the SEC.

Diversity

We are dedicated to ensuring equality and diversity and inclusion in our workplace and workforce. We provide an inclusive workspace, a safe environment for women and men of different religions, nationalities, and gender orientations. We believe that our core values should be leveraged for the benefit of our local communities, including through the shaping of the next generation of young women to lead the way on closing the gender gap in technology and be the future of our industry - see additional information on our core values and the unique "Code:Coda" program on our Corporate Responsibility webpage at www.nice.com/company/corporate-responsibility. In addition, in accordance with recently adopted NASDAQ listing rules, diversity characteristics about our directors have been disclosed under the Diversity Disclosure Matrix, also available on our webpage at www.nice.com/company/corporate-responsibility/board/boards-diversity-matrix. The contents of the information on our website are not incorporated by reference into this Proxy Statement or in any other report or document we file with the SEC.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s Amended and Restated Articles of Association, the Board is to consist of not less than three and not more than thirteen directors. The Board is currently comprised of 8 directors, including three outside directors. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect 5 members to the Board, aside from the three outside directors of the Company. All the nominees for election qualify as “independent directors” under both the NASDAQ listing rules and Israeli Law and regulations, as discussed below.

The Company’s Board is comprised of a balanced combination of experienced directors who are familiar with the Company’s business and practices, namely: Messrs. David Kostman and Rimon Ben-Shaul, and members who provide industry acumen and expertise and bring global perspectives to the Board, namely: Messrs. Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph (Joe) Cowan. In addition, we have three outside directors, appointed as mandated by the Israeli Law, namely: Mr. Dan Falk, Ms. Yocheved Dvir and Ms. Zehava Simon. Mr. Falk and Ms. Dvir are standing for reelection this year, as further detailed in Item 2 of this Proxy Statement. Ms. Zehava Simon was elected for an additional term at the 2021 annual general meeting of shareholders and is not standing for reelection this year. As stated above, pursuant to the Israeli Law, (i) outside directors must meet more stringent independence requirements, (ii) all Board Committees must be headed by an independent director, that is also an outside director, and (iii) all outside directors must be members of the Internal Audit Committee and Compensation Committee.  The composition of our Board committees complies with such strict requirements.

In making its determination regarding the appointment of directors, the Nominating Committee and the Board reviewed the composition of the Board and its committees, including the length of service of the members of the Board as a whole and as it relates to each Board committee respectively, the expertise and deep understanding of the Company's business and industry, the contribution of the individual Board members, compliance with regulatory requirements regarding Board and committees' composition and other considerations.

Results of the evaluation confirm that each director being proposed for re-election makes an effective and valuable contribution to the Board and its committees, brings great knowledge and understanding of the Company's business and industry (attributable to the continuity of the Board members), and demonstrates commitment to their role, including making sufficient time for Board and committee meetings and other duties. As part of such recent evaluation, the Nominating Committee and the Board approved with immediate effect several changes in Board committee compositions as further detailed above in the "Corporate Governance" section of this Proxy Statement. The Nominating Committee and the Board believe that these changes in the Board committees provide the right balance for the effective and professional work of these committees, taking the above elements into consideration.

The Nominating Committee and the Board also considered diversity in its widest sense when reviewing the composition of, and succession planning for, the Board and Board committees. Please see "Corporate Governance" section above for additional information on Company values and disclosure relating to diversity. In this respect, it has been determined that the Board consists of a diverse group of highly qualified leaders in their respective fields. Most of our directors have senior leadership experience at major domestic and multinational companies. In these positions, they have gained significant and diverse management experience, including strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. They also have public company experience serving as executive officers, or on boards of directors and board committees, and have an understanding of corporate governance practices and trends. The Board and the Nominating Committee believe the skills, qualities, attributes, and experience of our directors provide the Company with business acumen and a diverse range of perspectives to engage each other and management to effectively address the Company’s evolving needs and represent the best interests of its shareholders.

In light of the above and in view of each of the aforementioned directors' continued contribution to the work of the Board and its committees and their commitment to their role, the combination of the Board as described above, positions the Board with the right balance to address the challenges ahead and ensure the continued growth and success of the Company. The Board believes it would be in the best interest of the Company and its shareholders to maintain the composition of the Board as described above. Therefore, the Company’s Nominating Committee, Internal Audit Committee and Board have proposed the following five nominees as the slate of directors (besides the three outside directors) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s Articles of Association and applicable law: Messrs. David Kostman (Chairman), Rimon Ben-Shaoul, Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph (Joe) Cowan.

As previously approved by our shareholders, each non-executive director, including each outside director, is entitled to an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended, and $1,000 for each Board committee meeting attended (in each case paid in US dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable. In addition, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $132,096), subject to adjustment for changes in the Israeli consumer price index after September 2012. Also, each director of the Company is covered by the Company’s current directors’ and officers' liability insurance policy, as approved by the shareholders, and directors' and officers' indemnification of up to the maximum amount permitted by law, all in accordance with any applicable law, the Company’s Articles of Association and Compensation Policy. In addition, each non-executive director is entitled to an annual equity-based award, as previously approved by our shareholders and pursuant to the terms of the Company’s Compensation Policy. In 2021, the actual grant date value attributed to the 2021 equity grants, calculated as of the date of the 2021 annual general meeting and subject to the limitations under the Compensation Policy, was US$250,000 with respect to each of our directors and US$750,000 with respect to our Chairman.

In accordance with Israel's Companies Law, each member of our Board has certified to us that he or she meets all the requirements of Israel's Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the Company's size and special needs. In addition, none of the nominated directors have any relationship with the Company. Our Nominating Committee, Internal Audit Committee and Board determined that all of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules and pursuant to regulations under the Israeli Law.

The following information is provided with respect to each director nominated and recommended to be elected by the Board of the Company and is based upon the records of the Company and information furnished to it by the nominees.

David Kostman has served as one of our directors since 2001 (with the exception of the period between June 2007 and July 2008), and as our Chairman of the Board since February 2013. Mr. Kostman is currently co-CEO and board member of Outbrain, Inc. and serves on the board of directors of ironSource Ltd. and Tivit S.A, a private company. From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers from 1994 to 2000, focusing on the technology and Internet sectors, and NM Rothschild & Sons from 1992 to 1993, focusing on mergers and acquisitions and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001.Between 2001 and 2005, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Since 2002 Mr. Ben-Shaoul serves as Chairman of Grand AutoMotive LLP, a private company. Mr. Ben-Shaoul also served as a director of MIND C.T.I, BVR Systems Ltd. and several private companies. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high-tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., [Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a board member of the American Joint Distribution Committee and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Additionally, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker is the Co-Chief Executive Officer of Burgundy Technology Acquisition Corp. Mr. Apotheker was the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently Chairman of the board of Syncron AB, a private company, and a member of the board of Schneider SE, MercuryGate, P2 Energy Services and Taulia Inc. Mr. Apotheker also previously served as the chairman of the board of Unit4, a private leading Dutch software company. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. From October 2013 until September 2017, Mr. Cowan was the CEO and director of Epicor. Since January 2021, Mr. Cowan has been a director of Drishti Technologies, Inc. and of Auburn University Foundation, both private entities. Since September 2016 Mr. Cowan has been a director of ChannelAdvidsor, Inc. and since January 2019 the Chairman of the Board of SAI Global, a private company owned by Baring Private Equity Asia. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2013. Mr. Cowan has also served on the boards of various publicly traded companies, including ChannelAdvidsor Inc., Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds an M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Yehoshua (Shuki) Ehrlich be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy (or, with regards only to Shares held in Tel Aviv Stock Exchange by electronic voting), and voting on the matter, is required for the approval of the election of each nominee.

The Board recommends a vote FOR the approval of each of the proposed resolutions.

ITEM 2

ELECTION OF OUTSIDE DIRECTORS

Pursuant to the requirements under the Israeli Law the Company should appoint at least 2 outside directors, and the outside directors are elected by the shareholders for three-year terms. All of the outside directors of a company must be members of its internal audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the Board must include at least one outside director. The Company has fully complied with these requirements.

The Company currently has three outside directors. Mr. Dan Falk and Ms. Yocheved Dvir were last elected by the shareholders of the Company at the Annual General Meeting that took place on September 18, 2019 and are standing for reelection this year. Ms. Zehava Simon was last elected by the shareholders of the Company at the Annual General Meeting that took place on April 28, 2021 and is not standing for reelection this year. Our Nominating Committee, Internal Audit Committee and Board resolved to recommend that our shareholders elect each of Mr. Dan Falk and Ms. Yocheved Dvir as an outside director for an additional term of three years.

The reasons underlying this resolution include Mr. Falk’s and Ms. Dvir’s vast business experience and financial expertise, which is summarized below, and their knowledge of the Company, its markets and related fields of operations. Furthermore, Mr. Falk has been serving as the chair of the Compensation Committee of the Board, and Mr. Dvir has been serving as the chair of the Internal Audit Committee of the Board. The entire Board sees great value in their continued service and maintaining their roles, especially considering the general focus on compensation issues and corporate governance matters by regulators and shareholders. Following consideration of these and other factors, the Nominating Committee, Internal Audit Committee and Board believe that Mr. Falk’s and Ms. Dvir’s continued service as outside directors is in the best interests of the Company and its shareholders.

To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its “affiliates,” as such terms are defined in the Israeli Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.  The Company’s Internal Audit Committee has determined that each of Mr. Dan Falk and Ms. Yocheved Dvir fully meet these qualifications.

Mr. Falk’s and Ms. Dvir’s current three-year term will end on December 31, 2022. The Nominating Committee, Internal Audit Committee and Board resolved to recommend that pursuant to the Companies Law and the Company’s Articles of Association, Mr. Falk’s and Ms. Dvir’s re-election will become effective on January 1, 2023.

As outside directors, Mr. Dan Falk and Ms. Yocheved Dvir shall be entitled to receive compensation identical to that granted to the other non-executive directors from time to time, namely, the annual and per meeting fees, equity grants, as well as directors' and officers' indemnification and liability insurance, as previously approved at our annual general meetings of shareholders, and as will be amended or approved from time to time. See Item 1 herein for details regarding the cash and equity-based compensation and liability insurance of the Company's non-executive directors, including outside directors. Changes from time to time in the aforementioned compensation terms during a term of service as an outside director shall be in accordance with applicable laws and regulations.

A brief biography of Mr. Dan Falk and Ms. Yocheved Dvir is set forth below:

Dan Falk has served as one of our outside directors since 2001. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk also serves on the board of directors of Ormat Technologies Inc. and is expected to remain in this position until June 2, 2022. Until recently he served on the board of directors of each of Attunity Ltd. and Orbotech Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University, Jerusalem.

Yocheved Dvir has served as one of our outside directors since January 2008. Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives. Ms. Dvir also serves on the board of directors of Menorah Insurance Company. She recently served on the boards of Xenia Venture Capital, Endey Med, Alrov Real Estate, Visa Cal, Trendline Business Information & Communications Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co. Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group. Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office from 1989 to 1992, Head of the Group’s General Insurance Division and Corporate Office from 1993 to 1997, Group CFO from 1997 to 1999, and Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager in 2000. Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.

It is proposed that at the Meeting the following resolutions be adopted:

2.A.	“RESOLVED, that Mr. Dan Falk be elected to a three-year term as outside director of the Company, effective as of January 1, 2023.”

2.B.	“RESOLVED, that Ms. Yocheved Dvir be elected to a three-year term as outside director of the Company, effective as of January 1, 2023.”

Required Vote

Under the Israeli Law, the election of an outside director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that the shares voted in favor of the election include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest", expect for personal interest that is not a result of such shareholders relation to the "controlling shareholders" in such matter pursuant to the requirements and as defined under the Israeli Law, or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company.

The Israeli Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

Under the Israeli Law, a "personal interest" of a shareholder includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer. An interest arising solely from the ownership of our Shares is not considered a "personal interest".

To avoid confusion, in the enclosed form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.” The proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter.  If you do not mark this box, your vote will not be counted.

If you are unable to make this confirmation, please contact the Company's Corporate Secretary and General Counsel, at +972-9-775-3199 or tali.mirsky@nice.com for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the proposed resolutions.

ITEM 3

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s Audit Committee and Board of Directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the Board to set the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the Board of Directors of the Company be authorized to set their compensation in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2021 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on April 5, 2022. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Tali Mirsky
Corporate Vice President, General Counsel and Corporate Secretary

Date: May 18, 2022